     Sun Life Financial announces intention to appoint Ronald W. Osborne as Chairman following annual meeting

Toronto - - February 25, 2005 - - The Boards of Directors of Sun Life Financial Inc. (NYSE, TSX: "SLF") and Sun Life Assurance Company of Canada today announced their intention to appoint Ronald W. Osborne as non-executive Chairman when William W. Stinson retires at the conclusion of the annual meeting of the two companies in Toronto on May 11, 2005.

Mr. Osborne’s appointment is pending his re-election as a director by shareholders and voting policyholders at the upcoming annual meeting. He has been a member of the Board since 1989 and is currently Chairman of the Audit and Conduct Review Committee and a member of the Management Resources Committee. Mr. Osborne serves on a number of boards of Canadian public companies and community organizations.

Mr. Stinson has been a director since 1985. He was appointed Sun Life Financial’s first non-executive Chairman following the annual meeting in 2003 after serving as Lead Director for four years.

"The independent members of the Board of Directors were unanimous in their selection of Ron Osborne as my successor. I am confident that Ron will do an outstanding job in providing leadership to the Board,” said Mr. Stinson.

“I thank the Board for offering me this opportunity to serve Sun Life Financial in this new capacity and thank Bill Stinson for his enormous contribution as our first non-executive Chairman and as a director. He is a tough act to follow, ” said Mr. Osborne. “I look forward to working with the Board and Don Stewart as he and his strong management team continue to deliver value to our policyholders and other customers and excellent returns to our shareholders.”

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2004, the Sun Life Financial group of companies had total assets under management of CDN$360 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact: Susan Jantzi Manager, Media Relations Tel: 519-888-3160 susan.jantzi@sunlife.com	Investor Relations Contact: Tom Reid Vice-President, Investor Relations Tel: 416-204-8163 investor.relations@sunlife.com